                                                Filed Pursuant to Rule 424(b)(2)
                                                Registration no. 001-10777

PROSPECTUS SUPPLEMENT
(To Prospectus dated March 30, 1998)
                                                                    [AMBAC LOGO]

                                  $200,000,000

                          AMBAC FINANCIAL GROUP, INC.
                      7.08% Debentures Due March 31, 2098

                            ------------------------

     The Debentures will bear interest at the rate of 7.08% per annum. Ambac Financial Group, Inc. ("Ambac") will pay interest on March 31, June 30, September 30 and December 31 of each year, beginning on June 30, 1998. The Debentures will mature on March 31, 2098. Ambac may not redeem the Debentures prior to March 31, 2003. On or after March 31, 2003, Ambac may redeem the Debentures at 100% of their principal amount, plus accrued interest to the date of redemption. Ambac may also shorten the maturity of the Debentures or redeem all of the Debentures at 100% of their principal amount, plus accrued interest, in the event of certain changes involving United States federal income taxation. The Debentures will not have the benefit of any sinking fund.

     The Debentures will be unsecured obligations of Ambac and will rank equally with all of Ambac's other unsecured senior indebtedness. The Debentures will be issued only in registered form in denominations of $25 and integral multiples thereof.

     Ambac will make application to list the Debentures for trading on the New York Stock Exchange. Ambac expects trading of the Debentures on the New York Stock Exchange to begin within a 30-day period after the initial delivery of the Debentures.

                                                           PER DEBENTURE       TOTAL
Price to Public..........................................        100%       $200,000,000
Underwriting Discount....................................       3.15%       $  6,300,000
Proceeds to Ambac........................................      96.85%       $193,700,000

     Ambac expects that the Debentures will be ready for delivery in book-entry form only through The Depository Trust Company on or about April 6, 1998.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

MERRILL LYNCH & CO.
               GOLDMAN, SACHS & CO.
                              PAINEWEBBER INCORPORATED
                                             PRUDENTIAL SECURITIES INCORPORATED
                                                             SALOMON SMITH
BARNEY

                            ------------------------

            The date of this Prospectus Supplement is April 1, 1998.

     Certain persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of the Debentures. Such transactions may include stabilizing and purchasing Debentures to cover syndicate short positions. For a description of these activities, see "Underwriting."

LIMITATIONS ON OFFERS OR SOLICITATIONS

     Neither Ambac nor any Underwriter intends this document to be an offer or solicitation:

          (A) if used in a jurisdiction in which such offer or solicitation is not authorized;

          (B) if the person making such offer or solicitation is not qualified to do so; or

          (C) if such offer or solicitation is made to anyone to whom it is unlawful to make such offer or solicitation.

                          AMBAC FINANCIAL GROUP, INC.

     Ambac is a holding company that provides through its affiliates financial guarantee insurance and financial management services to clients in both the public and private sectors in the U.S. and abroad. Ambac's principal operating subsidiary, Ambac Assurance Corporation ("Ambac Assurance"), is a leading insurer of municipal bonds and structured securities, primarily asset-backed securities (securities in which a specific pool of assets, such as residential mortgages or home equity loans, provides the funds for payments on the securities). Ambac also provides investment agreements, interest rate swaps, investment management services and electronic commerce solutions, principally to states, municipalities and their authorities, school districts, and hospitals and health organizations.

     Ambac Assurance is primarily engaged in insuring municipal and structured finance obligations and is the successor of the oldest municipal bond insurance company, which wrote the first municipal bond insurance policy in 1971. Financial guarantee insurance written by Ambac Assurance guarantees payment when due of the principal and interest on the obligation insured. In the case of default on the insured obligation, payments under the insurance policy may not be accelerated by the policyholder without Ambac Assurance's consent. Ambac Assurance seeks to minimize the risk inherent in its insurance portfolio by maintaining a diverse portfolio which spreads its risk across a number of criteria, including issue size, type of bond, geographic area and obligor.

     Ambac Assurance's ability to pay claims earned a triple-A rating from the following four ratings agencies, Moody's Investors Service, Inc., Standard & Poor's Ratings Group, Fitch IBCA, Inc. and Nippon Investors Service, Inc. The strength of these ratings is essential to Ambac Assurance's ability to enhance the credit of obligations it insures.

     Ambac provides investment agreements and interest rate swaps to various public entities. Ambac Assurance insures these financial instruments, allowing them to benefit from Ambac Assurance's strong claims paying ratings. Municipal bond issuers use our investment agreements to invest the money they raise with their bonds until they use that money for its intended purpose. Ambac's clients use our insured interest rate swaps to reduce the interest cost of the money they borrow by locking in specific interest rates on their debt.

     Through its investment adviser and broker-dealer affiliates, Ambac provides investment advisory, cash management and administration services, primarily to school districts and local government entities to help manage their finances more effectively.

     Because Ambac is a holding company, we depend on dividends from our subsidiaries to pay dividends on our capital stock, to pay principal and interest on our indebtedness and to pay our operating expenses. The payment of dividends by Ambac Assurance is subject to certain insurance regulatory restrictions.

                              RECENT DEVELOPMENTS

     For the fourth quarter of 1997, Ambac's net income was $58.9 million and net income per diluted share was $0.83. This represents a 13% increase from fourth quarter 1996 net income of $52.0 million, and a 14% increase from fourth quarter 1996 net income per diluted share of $0.73. For the full year 1997, Ambac's net income was $223.0 million, a 19% decline from 1996 net income of $276.3 million. Net income per diluted share was $3.13 in 1997, a 20% decline from 1996 net income per diluted share of $3.91. The decrease in net income was primarily the result of the sale of an affiliate, which resulted in a net realized gain of $155.6 million in 1996 (which had a net income per diluted share effect of $1.42). Excluding the effect of this one-time gain, 1997 net income increased 27% over 1996.

     On December 18, 1997, Ambac Assurance acquired Construction Loan Insurance Corporation ("CLIC"). Ambac Assurance paid $106 million in cash and retired $18.4 million of CLIC debt. CLIC (renamed Connie Lee Holdings, Inc.) and its triple-A rated financial guarantee insurance subsidiary Connie Lee Insurance Company ("Connie Lee"), are now wholly owned subsidiaries of Ambac Assurance. Connie Lee, which guaranteed bonds issued primarily for college and hospital infrastructure projects, is not expected to write any new business. Ambac Assurance and Connie Lee have arrangements in place to assure that Connie Lee maintains a level of capital sufficient to support Connie Lee's outstanding obligations and for Connie Lee insured bonds to retain their triple-A rating. As previously reported, management expects the acquisition to have a positive impact on earnings in 1998, depending upon several factors, including interest rates and economic conditions.

                                    RATINGS

     Ambac's outstanding long-term senior debt has ratings of Aa2 and AA from Moody's Investors Services, Inc. and Standard & Poor's Ratings Group, respectively. A security rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time by the assigning rating organization.

                                 CAPITALIZATION

     The following table sets forth the capitalization of Ambac at December 31, 1997 and as adjusted to give effect to the issuance and sale of the Debentures.

                                                                 DECEMBER 31, 1997
                                                              ------------------------
                                                               ACTUAL      AS ADJUSTED
                                                              ---------    -----------
                                                                   (IN THOUSANDS)
Long-term debt:
  9 3/8% Debentures due 2011................................    149,389       149,389
  7 1/2% Debentures due 2023................................     74,475        74,475
  7.08% Debentures due 2098.................................         --       200,000
                                                              ---------     ---------
     Total long-term debt...................................    223,864       423,864
                                                              =========     =========

Stockholders' equity:
  Preferred stock, par value $0.01 per share; authorized
     shares -- 4,000,000; issued and outstanding
     shares -- none.........................................         --            --
  Common stock, par value $0.01 per share; authorized
     shares -- 100,000,000; issued shares -- 70,680,384.....        707           707
  Additional paid-in capital................................    500,107       500,107
  Unrealized gains on investments, net of tax...............    135,066       135,066
  Retained earnings.........................................  1,262,740     1,262,740
  Cumulative translation adjustment.........................        157           157
  Common stock held in treasury at cost, 732,947 shares.....    (26,295)      (26,295)
                                                              ---------     ---------
     Total stockholders' equity.............................  1,872,482     1,872,482
                                                              ---------     ---------
Total capitalization........................................  2,096,346     2,296,346
                                                              =========     =========

              SELECTED CONSOLIDATED FINANCIAL AND STATISTICAL DATA

     The financial data presented below, as of and for each of the years in the five-year period ended December 31, 1997, were derived from Ambac's audited financial statements. See "RECENT DEVELOPMENTS" for certain results of operations for the year ended December 31, 1997.

                  AMBAC FINANCIAL GROUP, INC. AND SUBSIDIARIES
                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

                                                       YEARS ENDED DECEMBER 31,
                                    --------------------------------------------------------------
                                       1997         1996         1995         1994         1993
                                    ----------   ----------   ----------   ----------   ----------
STATEMENT OF OPERATIONS DATA
Gross premiums written............  $    286.2   $    247.2   $    193.3   $    189.9   $    318.3
Net premiums written..............       253.7        209.4        164.7        192.7        282.5
Net premiums earned...............       154.0        136.6        111.8        117.5        152.0
Net investment income.............       159.7        144.9        131.0        117.1        104.6
Net realized gains (losses).......        21.2        136.2         19.2        (15.2)        30.8
Financial management services
  income..........................        35.2         22.0         13.1         15.9          8.7
Total revenues....................       381.8        452.9        282.3        242.3        299.3
Losses and loss adjustment
  expenses........................         2.9          3.8          3.4          2.6         (1.8)
Financial guarantee insurance
  underwriting and operating
  expenses........................        40.7         37.2         34.5         32.8         34.5
Financial management services
  expenses........................        28.0         12.0          7.8          6.1          2.0
Interest expense..................        21.3         20.9         20.9         18.8         15.8
Income before income taxes........       286.0        375.5        214.2        179.9        247.4
Net income........................       223.0        276.3        167.6        141.1        179.3
Net income per share(1)...........        3.19         3.95         2.39         2.00         2.54
Net income per diluted share......        3.13         3.91         2.37         1.99         2.52
Cash dividends per share(1).......      0.3450       0.3075       0.2775       0.2475       0.2250

BALANCE SHEET DATA
Total investments.................  $  6,915.1   $  5,200.5   $  4,441.6   $  3,764.2   $  3,132.7
Prepaid reinsurance...............       183.5        168.8        153.4        139.9        161.3
Total assets......................     8,249.7      5,876.4      5,309.3      4,287.0      3,807.2
Unearned premiums.................     1,179.0        991.2        903.0        836.6        782.8
Losses and loss adjustment
  expenses........................       103.3         60.6         66.0         65.7         64.0
Obligations under investment
  agreements, investment
  repurchase agreements and
  payment agreements..............     4,321.0      2,754.6      2,426.9      2,025.3      1,477.7
Debentures........................       223.9        223.8        223.7        223.7        223.6
Total liabilities.................     6,377.2      4,261.4      3,905.3      3,253.5      2,707.5
Total stockholders' equity........     1,872.5      1,615.0      1,404.0      1,033.5      1,099.7
Book value per share(1)...........       26.77        23.01        20.02        14.75        15.57

SELECTED FINANCIAL STATISTICS
Gross insurance inforce...........  $321,104.0   $268,870.0   $235,118.0   $205,810.0   $186,022.0
Net insurance inforce.............   275,931.0    227,235.0    199,078.0    171,678.0    148,916.0
Qualified statutory capital.......     1,674.6      1,466.6      1,358.8      1,218.2      1,121.6
Capital ratio.....................       165:1        155:1        147:1        141:1        133:1

---------------
(1) Per share amounts have been retroactively adjusted to reflect the two-for-one stock split which occurred in September 1997.

                         DESCRIPTION OF THE DEBENTURES

     The following description of the particular terms of the Debentures supplements the description of the general terms and provisions of Debt Securities, including the Debentures, set forth in the accompanying Prospectus. Reference is made to the accompanying Prospectus for a summary of certain additional provisions of the Debentures.

GENERAL

     Ambac will issue the Debentures as a separate series of senior debt securities under an Indenture, dated as of April 1, 1998 (the "1998 Indenture"), between Ambac and First Union National Bank, as trustee (the "Trustee"). Other than the identity of the Trustee, the provisions of the 1998 Indenture are identical to the provisions of the Indenture, dated August 1, 1991, between Ambac and The Chase Manhattan Bank, as trustee, which are described in greater detail under "Description of the Debt Securities" in the accompanying Prospectus. Capitalized terms not otherwise defined herein shall have the meanings given to them in the accompanying Prospectus and the 1998 Indenture.

     The aggregate principal amount of the Debentures will be limited to $200,000,000. The Debentures will be unsecured obligations of Ambac and will rank equally with all of Ambac's other unsecured senior indebtedness.

     The Debentures will bear interest at the rate of 7.08% per annum. Interest will accrue from April 6, 1998, or from the most recent interest payment date to which Ambac has paid or duly provided for interest. Ambac will pay interest on the Debentures on March 31, June 30, September 30 and December 31 of each year, beginning on June 30, 1998. Interest payments will be made to the persons or entities in whose names the Debentures are registered at the close of business on March 15, June 15, September 15 or December 15, as the case may be, next preceding the relevant interest payment date. Interest will be calculated on the basis of a 360-day year of twelve 30-day months.

     The Debentures will mature on March 31, 2098. Ambac may not redeem the Debentures prior to March 31 , 2003, except to the extent described below. See "-- Optional Redemption Upon Tax Event." On or after March 31, 2003, Ambac may redeem the Debentures, in whole at any time or in part from time to time, at 100% of their principal amount, plus accrued interest to the date of redemption. Ambac must give not less than 30 nor more than 60 days prior notice of any redemption. The Debentures will not have the benefit of any sinking fund.

     The Trustee, through its corporate trust office in Newark, New Jersey, will act as Ambac's paying agent for the Debentures. Ambac will make principal and interest payments in respect of the Debentures through the Trustee. See
"-- Book-Entry System."

     The Debentures will be issued only in registered form in denominations of $25 and integral multiples thereof. Ambac expects market makers to trade the Debentures in round lots of 100 units (representing $2,500 aggregate principal amount).

CONDITIONAL RIGHT TO SHORTEN MATURITY UPON TAX EVENT

     Ambac intends to deduct interest paid on the Debentures for United States federal income tax purposes. However, tax law changes were proposed by the Clinton Administration in 1997 that would have prohibited an issuer, such as Ambac, from deducting interest payments on debt instruments with a maturity of more than 40 years. While none of these proposals has become law, Ambac cannot be sure that similar legislation affecting its ability to deduct interest paid on the Debentures will not be enacted in the future, or that any such legislation would not apply to debt instruments issued before the date of enactment.

     If a Tax Event (defined below) occurs, Ambac will have the right to shorten the maturity of the Debentures to the minimum extent required, in the opinion of nationally recognized independent tax counsel ("Tax Counsel"), such that Ambac will be able to deduct interest paid on the Debentures for United States federal income tax purposes. If Tax Counsel is unable to render a definite opinion as to the minimum period required, Ambac will have the right to shorten the maturity of the Debentures to such minimum period as its

Board of Directors may determine in good faith after receiving an opinion of Tax Counsel regarding the applicable legal standards. Ambac can give no assurance that it will not exercise its right to shorten the maturity of the Debentures if a Tax Event occurs. Likewise, Ambac can give no assurance as to the period to which such maturity would be shortened.

     If Ambac elects to shorten the maturity of the Debentures upon the occurrence of a Tax Event, Ambac will mail a notice of the shortened maturity to each registered holder of record of the Debentures stating the new maturity date of the Debentures. Ambac will mail such notice by first-class mail not more than 60 days after the occurrence of such Tax Event. Such notice will be effective immediately upon mailing.

     Ambac believes that the Debentures should constitute indebtedness for United States federal income tax purposes under current law and, in that case, the shortening of the maturity of the Debentures would not be a taxable event to you for such purposes. You should be aware, however, that the shortening of the maturity of the Debentures will be a taxable event to you if, prior to such shortening, the Debentures are treated as equity for United States federal income tax purposes.

     "Tax Event" means the receipt by Ambac of an opinion of Tax Counsel to the effect that, as a result of the occurrence of any of the following events on or after April 1, 1998, there is more than an insubstantial increase in the risk that interest paid by Ambac on the Debentures is not, or will not be, deductible, in whole or in part, by Ambac for federal income tax purposes:

     - any amendment to, clarification of, or change (including any announced prospective amendment, clarification or change) in any law, or any regulations of the United States,

     - any judicial decision, official administrative pronouncement, ruling, regulatory procedure, notice or announcement (including any notice or announcement of intent to adopt or promulgate any ruling, regulatory procedure or regulation, and including the issuance of proposed regulations) (each an "Administrative or Judicial Action"), or

     - any amendment to, clarification of, or change in any official position with respect to, or any interpretation of, an Administrative or Judicial Action or law or regulation of the United States that differs from the position or interpretation that was previously generally accepted.

OPTIONAL REDEMPTION UPON TAX EVENT

     If a Tax Event occurs and, in the opinion of Tax Counsel experienced in such matters, there would, notwithstanding the shortening of the maturity of the Debentures, be more than an insubstantial risk that interest paid by Ambac on the Debentures is not, or will not be, deductible, in whole or in part, by Ambac for United States federal income tax purposes, Ambac will have the right, within 90 days following the occurrence of such Tax Event, to redeem the Debentures in whole (but not in part) at 100% of their principal amount, plus accrued interest. Ambac must give not less than 30 nor more than 60 days prior notice of any redemption.

BOOK-ENTRY SYSTEM

     The Debentures will be available for purchase in book-entry form only. Upon issuance, all of the Debentures will be represented by a single global Debenture that will be deposited with DTC and registered in the name of Cede & Co., DTC's nominee. By purchasing Debentures in this offering, you will be purchasing an equivalent beneficial interest in the global Debenture held by DTC. Except as described below, you will not be entitled to have Debentures registered in your name, and you will not receive or be entitled to receive physical delivery of any Debentures that you purchase. Unless and until physical Debentures are issued to you, you will not be recognized as a holder of Debentures by Ambac or the Trustee. Accordingly, until such time, you will only be able to exercise the rights of a holder indirectly through DTC and its participating organizations.

     The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities certificates. Such laws may impair or limit your ability to own or transfer beneficial interests in the global Debenture.

     DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among its participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants in DTC's system include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to DTC's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission.

     Purchases of beneficial interests in the global Debenture within DTC's system must be made by or through direct participants, which will receive a credit for such beneficial interests on DTC's records. If you decide to purchase any Debentures in this offering, your beneficial interest in the global Debenture will in turn be recorded on the direct and indirect participants' records. You will not receive written confirmation from DTC of your purchases, but you are expected to receive written confirmations providing details of the transactions, as well as periodic statements of your holdings, from the direct or indirect participants through which you purchased your Debentures. Transfers of beneficial interests in the global Debenture will be accomplished by entries made on the books of participants acting on behalf of the owners of such interests.

     Conveyances of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct and indirect participants to the ultimate owners of beneficial interests in the global Debenture will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Although voting with respect to the Debentures is limited, in those cases where a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to the Debentures. Under its usual procedures, DTC would mail an Omnibus Proxy to Ambac as soon as possible after the applicable record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts the beneficial interests in the global Debenture are credited on the applicable record date (identified in a listing attached to the Omnibus Proxy).

     Ambac will make principal and interest payments in respect of the global Debenture by wire transfer of immediately available funds to DTC. DTC's practice is to credit direct participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records, unless DTC has reason to believe that it will not receive payment on such payment date. Payments by participants to those owning beneficial interests in the global Debenture through them will be governed by standing instructions and customary practices, as in the case with securities held for the account of customers in bearer form or registered in "street name." Such payments will be the responsibility of such participants and not of DTC, the Trustee or Ambac, subject to any statutory or regulatory requirements as may be in effect from time to time. Ambac or the Trustee will be responsible for the payment of principal and interest to DTC, DTC will be responsible for the disbursement of such payments to direct participants, and direct and indirect participants will be responsible for disbursement of such payments to the ultimate owners of the beneficial interests.

     As described in the accompanying Prospectus, if you decide to purchase any Debentures in this offering, you will be entitled to receive physical Debentures registered in your name in exchange for your beneficial interest in the global Debenture only if:

     - DTC notifies Ambac that it is unwilling or unable to continue serving as the depositary for the global Debenture or DTC ceases to maintain certain qualifications under the Securities Exchange Act of 1934 and no successor depositary has been appointed for 90 days;

     - Ambac determines, in its sole discretion, not to require all of the Debentures to be represented by the global Debenture; or

     - an Event of Default with respect to the Debentures has occurred and is continuing.

     In any such event, Ambac will exchange the global Debenture for an equal aggregate principal amount of physical Debentures in denominations of $25 and integral multiples thereof. Such physical Debentures will be registered in such name or names as DTC shall instruct the Trustee. Ambac expects that such instructions may be based upon directions that DTC receives from participants with respect to ownership of beneficial interests in the global Debenture.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that Ambac believes to be reliable, but Ambac takes no responsibility for the accuracy thereof.

AMBAC'S RELATIONSHIP WITH THE TRUSTEE

     The Trustee under the 1998 Indenture, First Union National Bank, occasionally acts as trustee in connection with obligations insured by Ambac Assurance. Additionally, the Trustee is a participant with a group of international banks in a limited recourse credit facility provided to Ambac Assurance.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement"), Ambac has agreed to sell to each of the Underwriters named below, and each of the Underwriters, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., PaineWebber Incorporated, Prudential Securities Incorporated and Smith Barney Inc. are acting as representatives (the "Representatives"), has severally agreed to purchase, the principal amount of the Debentures set forth opposite its name below. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the Debentures if any are purchased. In the event of default by an Underwriter, the Underwriting Agreement provides that, in certain circumstances, the purchase commitments of the nondefaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

                                                               PRINCIPAL
                                                               AMOUNT OF
                                                               DEBENTURES
                        UNDERWRITER                           ------------
-----------------------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................  $ 33,600,000
Goldman, Sachs & Co.........................................    33,600,000
PaineWebber Incorporated....................................    33,600,000
Prudential Securities Incorporated..........................    33,600,000
Smith Barney Inc............................................    33,600,000
BT Alex. Brown Incorporated.................................     2,000,000
Robert W. Baird & Co. Incorporated..........................     2,000,000
Bear, Stearns & Co. Inc.....................................     2,000,000
CIBC Oppenheimer Corp.......................................     2,000,000
Cowen & Company.............................................     2,000,000
Dain Rauscher Incorporated..................................     2,000,000
Donaldson, Lufkin & Jenrette Securities Corporation.........     2,000,000
A.G. Edwards & Sons, Inc....................................     2,000,000
EVEREN Securities, Inc......................................     2,000,000
Legg Mason Wood Walker, Incorporated........................     2,000,000
Piper Jaffray Inc...........................................     2,000,000
Raymond James & Associates, Inc.............................     2,000,000
The Robinson-Humphrey Company, LLC..........................     2,000,000
Tucker Anthony Incorporated.................................     2,000,000
US Clearing Corp............................................     2,000,000
Wheat First Securities, Inc.................................     2,000,000
                                                              ------------
          Total.............................................  $200,000,000
                                                              ============

     The Representatives have advised Ambac that the Underwriters propose initially to offer the Debentures to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession not in excess of 2% of the principal amount of the Debentures. The Underwriters may allow, and such dealers may reallow, a discount not in excess of 1.2% of the principal amount of the Debentures to certain other dealers. After the initial public offering, the offering price, concession and discount may be changed.

     The Debentures are a new issue of securities with no established trading market. Ambac will make application to list the Debentures on the New York Stock Exchange. Ambac expects trading of the Debentures on the New York Stock Exchange to commence within a 30-day period after the initial delivery of the Debentures. The Representatives have advised Ambac that they intend to make a market in the Debentures prior to the commencement of trading on the New York Stock Exchange. The Representatives will have no obligation to make a market in the Debentures, however, and may discontinue market making activities, if commenced, at any time without notice. Ambac can give no assurance as to the liquidity of the trading market for the Debentures.

     In connection with the offering, the Representatives are permitted to engage in certain transactions that stabilize the price of the Debentures. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Debentures. If the Representatives create a short position in the Debentures in connection with the offering, i.e., if they sell a greater aggregate principal amount of Debentures than is set forth on the cover page of this Prospectus Supplement, the Representatives may reduce that short position by purchasing Debentures in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

     Neither Ambac nor any Underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Debentures. In addition, neither Ambac nor any Underwriter makes any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     Ambac has agreed to indemnify the several Underwriters against, or contribute to payments that the Underwriters may be required to make in respect of, certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     Certain of the Underwriters and their affiliates have from time to time provided investment banking, financial advisory and other services to, and have been engaged in various transactions with, Ambac and its subsidiaries in the ordinary course of business.

                                 LEGAL MATTERS

     Certain legal matters relating to the Debentures will be passed upon for Ambac by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, and by Richard B. Gross, General Counsel of Ambac. Brown & Wood LLP, New York, New York, will pass upon certain legal matters relating to the Debentures for the Underwriters.

PROSPECTUS

                               BY THIS PROSPECTUS

                          AMBAC FINANCIAL GROUP, INC.
                                   MAY OFFER

                                DEBT SECURITIES
                            ------------------------

     We will provide the specific terms of securities to be offered in supplements to this Prospectus. Supplements may also add, update or change information contained or incorporated by reference in this Prospectus. You should read this Prospectus and the supplements carefully before you invest.

                            ------------------------

     These securities have not been approved by the Securities and Exchange Commission or any state securities commission. None of these organizations has determined that this Prospectus, or any accompanying Prospectus Supplement or Pricing Supplement, is accurate or complete. Any representation to the contrary is a criminal offense.

                            ------------------------

                 The date of this Prospectus is March 30, 1998.

     Certain persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of the securities offered under this Prospectus. Those transactions include over-allotment, stabilizing transactions, short covering transactions and penalty bids. If begun, they may discontinue those activities at any time. For a description of those activities, see "Plan of Distribution" in this Prospectus.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Where You Can Find Additional Information...................    3
Ambac Financial Group, Inc..................................    5
Use of Proceeds.............................................    5
Ratio of Earnings to Fixed Charges..........................    6
Description of the Debt Securities..........................    7
Plan of Distribution........................................   13
Legal Opinions..............................................   13
Experts.....................................................   13

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     As required by the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act"), Ambac Financial Group, Inc. ("Ambac" or "we") files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). You may read and copy any reports, proxy statements and other information that we file with the SEC at the SEC's Public Reference Rooms at (a) 450 Fifth Street, N.W., Washington, D.C. 20549; (b) Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and (c) Seven World Trade Center, New York, New York 10048. You can also request copies of these documents, upon payment of a duplicating fee, by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC's Public Reference Rooms. Ambac's SEC filings are also available to the public on the SEC's Internet site (http://www.sec.gov). Ambac's common stock is listed on the New York Stock Exchange and you can obtain information regarding Ambac from the Exchange at 20 Broad Street, New York, New York 10005.

     Ambac has filed a registration statement on Form S-3 with the SEC covering the securities described in this Prospectus. For further information with respect to Ambac and those securities, you should refer to our registration statement and its exhibits. We have summarized certain key provisions of contracts and other documents that we refer to in this Prospectus. Because a summary may not contain all the information that is important to you, you should review the full text of the document. We have included copies of these documents as exhibits to our registration statement.

     The following documents, which we filed with the SEC under Section 13 of the Securities Exchange Act, are incorporated by reference in this Prospectus. This means that important disclosure about Ambac is made by referring you to specific documents that we filed with the SEC and are considered to be a part of this Prospectus.

     - Ambac's Annual Report and Form 10-K for the fiscal year ended December 31, 1996;

     - Ambac's quarterly reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997, and September 30, 1997;

     - Ambac's Current Reports on Form 8-K dated January 30, 1997, March 12, 1997, January 29, 1998 and March 27, 1998; and

     - All other reports that we filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act since December 31, 1996.

     We are also incorporating by reference into this Prospectus each of the following documents we file with the SEC after the date of this Prospectus and prior to the termination of the offering of the securities offered by this
Prospectus:

     - Reports filed under Sections 13(a) and (c) of the Securities Exchange
       Act;

     - Definitive proxy or information statements filed under Section 14 of the Securities Exchange Act in connection with any subsequent stockholders' meeting; and

     - Any reports filed under Section 15(d) of the Securities Exchange Act.

     Statements in this Prospectus or in a document incorporated by reference may be modified or superseded by statements in this Prospectus, a prospectus supplement or in any other document incorporated by reference, regardless of when filed. Any modified or superseded statement does not, except as so modified or superseded, constitute a part of this Prospectus.

     You should rely only on the information contained or incorporated by reference in this Prospectus, any prospectus supplement or any pricing supplement. We have not authorized anyone to provide you with any other information. You should not assume that the information in this Prospectus, an accompanying prospectus supplement or any document incorporated by reference is accurate as of any date other than the date on the front of the document.

     You may request copies of all documents incorporated by reference into this Prospectus (and exhibits incorporated by reference into those documents) at no cost by writing or telephoning us at the following address:
                                Richard B. Gross
              Senior Vice President, General Counsel and Secretary
                          Ambac Financial Group, Inc.
                             One State Street Plaza
                            New York, New York 10004
                                 (212) 668-0340

     We are not making an offer of these securities in any state where the offer is not permitted. We are required to disclose that the Commissioner of Insurance of the State of North Carolina has not approved or disapproved the offering of securities by this Prospectus nor has the Commissioner determined the accuracy or adequacy of this Prospectus.

                          AMBAC FINANCIAL GROUP, INC.

     Ambac is a holding company that provides through its affiliates financial guarantee insurance and financial management services to clients in both the public and private sectors in the U.S. and abroad. Ambac's principal operating subsidiary, Ambac Assurance Corporation ("Ambac Assurance"), is a leading insurer of municipal bonds and structured securities, primarily asset-backed securities (securities in which a specific pool of assets, such as residential mortgages or home equity loans, provides the funds for payments on the securities). Ambac also provides investment agreements, interest rate swaps, investment management services and electronic commerce solutions, principally to states, municipalities and their authorities, school districts, and hospitals and health organizations.

     Ambac Assurance is primarily engaged in insuring municipal and structured finance obligations and is the successor of the oldest municipal bond insurance company, which wrote the first municipal bond insurance policy in 1971. Financial guarantee insurance written by Ambac Assurance guarantees payment when due of the principal and interest on the obligation insured. In the case of default on the insured obligation, payments under the insurance policy may not be accelerated by the policyholder without Ambac Assurance's consent. Ambac Assurance seeks to minimize the risk inherent in its insurance portfolio by maintaining a diverse portfolio which spreads its risk across a number of criteria, including issue size, type of bond, geographic area and obligor.

     Ambac Assurance's ability to pay claims earned a triple-A rating from the following four ratings agencies, Moody's Investors Service, Inc., Standard & Poor's Ratings Group, Fitch IBCA, Inc. and Nippon Investors Service, Inc. The strength of these ratings is essential to Ambac Assurance's ability to enhance the credit of obligations it insures.

     Ambac provides investment agreements and interest rate swaps to various public entities. Ambac Assurance insures these financial instruments, allowing them to benefit from Ambac Assurance's strong claims paying ratings. Municipal bond issuers use our investment agreements to invest the money they raise with their bonds until they use that money for its intended purpose. Ambac's clients use our insured interest rate swaps to reduce the interest cost of the money they borrow by locking in specific interest rates on their debt.

     Through its investment adviser and broker-dealer affiliates, Ambac provides investment advisory, cash management and administration services, primarily to school districts and local government entities to help manage their finances more effectively.

     Because Ambac is a holding company, we depend on dividends from our subsidiaries to pay dividends on our capital stock, to pay principal and interest on our indebtedness and to pay our operating expenses. The payment of dividends by Ambac Assurance is subject to certain insurance regulatory restrictions.

                                USE OF PROCEEDS

     Unless we tell you otherwise in an accompanying prospectus supplement, we will use the net proceeds from the sale of any securities offered by this Prospectus for general corporate purposes. Examples of general corporate purposes include additions to working capital of subsidiaries, acquisitions and repurchases of common stock.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table contains our ratio of earnings to fixed charges for each of the periods indicated:

                                                        YEAR ENDED DECEMBER 31,
                                                ---------------------------------------
                                                 1997     1996    1995    1994    1993
                                                ------   ------  ------  ------  ------
Ratio of earnings to fixed charges............  13.41x   17.91x  10.77x  10.14x  15.78x

---------------

     We computed the ratio of earnings to fixed charges by dividing earnings before income taxes and extraordinary items plus fixed charges by the fixed charges. For the purpose of this ratio, fixed charges consist of interest expense incurred, capitalized interest, amortization of debt expense and one-third of rental payments under operating leases (an amount deemed representative of the appropriate interest factor).

                       DESCRIPTION OF THE DEBT SECURITIES

THE SECURITIES WE MAY OFFER

     We may offer unsecured senior or subordinated debt securities in an aggregate principal amount of up to $250,000,000. A prospectus supplement will describe the specific amounts, prices and terms of any securities we offer.

     Throughout this Prospectus:

     - the term "Senior Debt Securities" refers to our unsecured senior debt securities;

     - the term "Subordinated Debt Securities" refers to our unsecured subordinated debt securities; and

     - the term "Debt Securities" refers to Senior Debt Securities and Subordinated Debt Securities.

ISSUANCE OF DEBT SECURITIES UNDER INDENTURE

     Ambac will issue Debt Securities under an indenture (the indenture, as supplemented from time to time, is referred to in this Prospectus as the "Indenture"), dated as of August 1, 1991 between Ambac and The Chase Manhattan Bank, which serves as the trustee under the Indenture. A copy of the Indenture has been incorporated by reference as an exhibit to the registration statement of which this Prospectus is a part. This Prospectus contains a summary of certain provisions of the Indenture. However, you should refer to the Indenture itself for a complete understanding of its exact provisions.

     The Indenture allows us to issue Debt Securities in an unlimited aggregate principal amount and in one or more series at various times. The specific terms of any series of Debt Securities will be established by an indenture supplemental to the Indenture or a resolution of Ambac's board of directors and may include certain terms not included in the Indenture or exclude certain terms that are contained in the Indenture. However, the specific terms of any series of Debt Securities will be described in a prospectus supplement.

TERMS

     The applicable prospectus supplement will describe the following terms of the Debt Securities of each series:

     - the title of the Debt Securities and whether they are Subordinated Debt Securities or Senior Debt Securities;

     - any limit on the aggregate principal amount of the Debt Securities;

     - the price or prices at which we will sell the Debt Securities;

     - the maturity date or dates of the Debt Securities;

     - the per annum interest rate or rates, if any, on the series and the date or dates from which any such interest will accrue;

     - whether the amount of payments of principal of (and premium, if any) or interest on the Debt Securities may be determined with reference to any index, formula or other method, such as one or more currencies, commodities, equity indices or other indices, and the manner of determining the amount of such payments;

     - the dates on which we will pay interest on the Debt Securities and the regular record date for determining who is entitled to the interest payable on any interest payment date;

     - the place or places where the principal of (and premium, if any) and interest on the Debt Securities will be payable;

     - if we possess the option to do so, the periods within which and the prices at which we may redeem the Debt Securities, in whole or in part, pursuant to optional redemption provisions, and the other terms and conditions of any such provisions;

     - our obligation, if any, to redeem, repay or purchase Debt Securities by making periodic payments to a sinking fund or through an analogous provision or at the option of holders of the Debt Securities, and the period or periods within which and the price or prices at which we will redeem, repay or purchase the Debt Securities, in whole or in part, pursuant to such obligation, and the other terms and conditions of such obligation;

     - the denominations in which the Debt Securities will be issued, if other than $1,000 and integral multiples of $1,000;

     - the portion or methods of determining the portion of the principal amount of the Debt Securities which we must pay upon the acceleration of the maturity of the Debt Securities in connection with an Event of Default (as described below), if other than the full principal amount;

     - the currency, currencies or currency unit in which we will pay the principal of (and premium, if any) or interest, if any, on the Debt Securities, if not United States dollars;

     - provisions, if any, granting special rights to holders of the Debt Securities upon the occurrence of specified events;

     - any deletions from, modifications of or additions to the Events of Default or our covenants with respect to the applicable series of Debt Securities, and whether or not such Events of Default or covenants are consistent with those contained in the Indenture;

     - the application, if any, of the terms of the Indenture relating to defeasance and covenant defeasance (which terms are described below) to the Debt Securities;

     - whether any of the Debt Securities will be issued in global form and, if so, the terms and conditions upon which global Debt Securities may be exchanged for certificated Debt Securities;

     - the depositary for global or certificated Debt Securities;

     - any trustees, authenticating or paying agents, transfer agents or registrars or other agents with respect to the Debt Securities; and

     - any other terms of the Debt Securities consistent with the provisions of the Indenture.

SUBORDINATION

     The prospectus supplement relating to any offering of Subordinated Debt Securities will describe the specific subordination provisions. However, unless otherwise noted in the prospectus supplement, Subordinated Debt Securities will be subordinate and junior in right of payment to all Senior Indebtedness of Ambac.

     Under the Indenture, "Senior Indebtedness" means all notes or other unsecured evidences of our indebtedness, whether outstanding on the date of the Indenture or created, assumed or incurred at a later date, for money we borrow (including all indebtedness of any other person for money borrowed which we guarantee) not expressed to be subordinate or junior in right of payment to any other of our indebtedness.

     Unless otherwise noted in the accompanying prospectus supplement, if we default in the payment of any principal of (or premium, if any) or interest on any Senior Indebtedness when it becomes due and payable, whether at maturity or at a date fixed for prepayment or by declaration or otherwise, then, unless and until such default is cured or waived or ceases to exist, we will make no direct or indirect payment (in cash, property, securities, by set-off or otherwise) in respect of the principal of or interest on the Subordinated Debt Securities, or in respect of any redemption, retirement, purchase or other acquisition of any of the Subordinated Debt Securities.

     If any of the following events occurs, we will pay in full all Senior Indebtedness before we make any payment or distribution under the Subordinated Debt Securities, whether in cash, securities or other property, to any holder of Subordinated Debt Securities:

     - any insolvency, bankruptcy, receivership, liquidation, reorganization, or other similar case or proceeding relating to us, our creditors or our assets;

     - any proceeding for the liquidation, dissolution or other winding-up of Ambac, voluntary or involuntary, whether or not involving insolvency or bankruptcy;

     - many general assignment by us for the benefit of creditors; or

     - any other marshaling of our assets or liabilities.

     In such event, any payment or distribution under the Subordinated Debt Securities, whether in cash, securities or other property, which would otherwise (but for the subordination provisions) be payable or deliverable in respect of the Subordinated Debt Securities, will be paid or delivered directly to the holders of Senior Indebtedness in accordance with the priorities then existing among such holders until all Senior Indebtedness has been paid in full. If any payment or distribution under the Subordinated Debt Securities is received by any holder of any Subordinated Debt Securities in contravention of any of the terms of the Indenture and before all the Senior Indebtedness has been paid in full, such payment or distribution or security will be received in trust for the benefit of, and paid over or delivered and transferred to, the holders of the Senior Indebtedness at the time outstanding in accordance with the priorities then existing among such holders for application to the payment of all Senior Indebtedness remaining unpaid to the extent necessary to pay all such Senior Indebtedness in full.

     The Indenture does not limit the issuance of additional Senior
Indebtedness.

     Because we are a holding company, our rights and the rights of our creditors, including the holders of Debt Securities, to participate in the assets of any subsidiary upon its liquidation or recapitalization will be subject to the prior claims of the subsidiary's creditors, except to the extent that we may ourself be a creditor with recognized claims against the subsidiary.

RESTRICTIVE COVENANTS

     Unless we tell you otherwise in an accompanying prospectus supplement, the following restrictive covenants shall apply to each series of Senior Debt
Securities:

     1. Limitation on Liens. So long as any Debt Securities are outstanding, neither Ambac nor any of its subsidiaries will create, incur or guarantee any debt which is secured by any mortgage, pledge, lien, security interest or other encumbrance on any capital stock of Ambac Assurance, any successor to the business of Ambac Assurance which is also a subsidiary of Ambac or any corporation (other than Ambac) having direct or indirect control of Ambac Assurance or any such successor. However, this restriction will not apply if the Debt Securities then outstanding are secured at least equally and ratably with the otherwise prohibited secured debt so long as it is outstanding.

     2. Limitations on Dispositions of Stock of Certain Subsidiaries. So long as any Debt Securities are outstanding and subject to the provisions of the Indenture regarding mergers, consolidations and sales of assets, neither Ambac nor any of its subsidiaries will sell or otherwise dispose of any shares of capital stock of Ambac Assurance, any successor to the business of Ambac Assurance which is also a subsidiary of Ambac or any corporation (other than Ambac) having direct or indirect control of Ambac Assurance or any such successor, except for:

     - a sale or other disposition of any of such stock to a wholly-owned subsidiary of Ambac or of such subsidiary;

     - a sale or other disposition of all of such stock for at least fair value (as determined by Ambac's board of directors acting in good faith); or

     - a sale or other disposition of any of such stock for at least fair value (as determined by Ambac's board of directors acting in good faith), if, after such transaction, Ambac and its subsidiaries would own more than 80% of the issued and outstanding voting stock of Ambac Assurance or any such successor.

CONSOLIDATION, MERGER, SALE OF ASSETS AND OTHER TRANSACTIONS

     Under the Indenture, so long as any Debt Securities are outstanding, we may not consolidate or merge with another corporation or convey, transfer or lease its properties or assets as an entirety or substantially as an entirety to another person, unless:

     - the successor or purchaser is a corporation organized under the laws of the United States, any state within the United States or the District of Columbia;

     - the successor or purchaser expressly assumes our obligations under the Indenture and the Debt Securities; and

     - immediately after the transaction, no Event of Default, and no event which, if notice was given and/or a certain period of time passed, would become an Event of Default, shall exist.

     Except as described above, neither the Indenture nor the Debt Securities contain "event risk" or similar provisions intended to protect you if we become involved in a merger or other significant corporate event.

EVENTS OF DEFAULT

     Unless we tell you otherwise in an accompanying prospectus supplement, the following shall constitute "Events of Default" under the Indenture with respect to each series of Debt Securities:

     - our failure for 30 days to pay any interest on any Debt Security of such series when due;

     - our failure to pay principal (or premium, if any) on any Debt Security of such series when due, regardless of whether such payment became due because of maturity, redemption, acceleration or otherwise;

     - our failure to perform any of our covenants with respect to such Debt Securities for 60 days after we receive notice of such failure;

     - certain defaults with respect to our debt (other than the Debt Securities or non-recourse debt) in an aggregate principal amount in excess of $10,000,000 consisting of the failure to make any payment at maturity or that results in acceleration of the maturity of such debt; and

     - certain events of bankruptcy, insolvency or reorganization of Ambac, Ambac Assurance or any successor to the business of Ambac Assurance which is also a subsidiary of Ambac.

     We are required to file with the trustee each year a written statement as to our compliance with certain of our obligations under the Indenture.

REMEDIES

     If an Event of Default resulting from the failure to pay interest or principal (or premium, if any) on the Debt Securities of any series exists, either the trustee or the holders of 25% in aggregate principal amount of outstanding Debt Securities of such series may declare the principal of all the outstanding Debt Securities of that series and all accrued interest on those Debt Securities immediately due.

     If one of the other Events of Default exists, either the trustee or the holders of 25% in aggregate principal amount of the outstanding Debt Securities of all existing series (voting together as one class) may declare the principal of all the outstanding Debt Securities of all series and all accrued interest on those Debt Securities immediately due.

     Under certain conditions these declarations may be annulled and defaults which have been cured may be waived by the holders of a majority in aggregate principal amount of the outstanding Debt Securities of the affected series (voting separately) or of all series (voting together as one class), whichever was required to make the declaration in the first place.

     Before the principal of the Debt Securities of any series is declared immediately due as described above, the holders of a majority in aggregate principal amount of the outstanding Debt Securities of the affected series (voting separately) or of all series (voting together as one class), depending on the nature of the Event of Default, may waive any Event of Default other than an Event of Default:

     - resulting from a failure to pay principal of (and premium, if any) or interest on any of the Debt Securities or

     - in respect of a provision of the Indenture which cannot be modified without the consent of the holder of each Debt Security affected by the modification.

     If an Event of Default occurs, the holders of a majority in aggregate principal amount of the outstanding Debt Securities of each series (voting separately) or of all series (voting together as one class), depending on the nature of the proceeding, may direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee. However, unless the Indenture requires otherwise, the trustee is not under any obligation to exercise any of its rights or powers under the Indenture at the request or direction of holders of Debt Securities unless such holders offer reasonable indemnity to the trustee.

DEFEASANCE AND COVENANT DEFEASANCE

     We may, at our option, irrevocably deposit with the trustee money and/or United States government obligations in an amount that would be sufficient to pay the principal of (and premium, if any) and interest on the Debt Securities of a series when each payment becomes due. If we do so, we may then elect to be discharged from our obligations on the Debt Securities of such series (other than certain continuing obligations specified in the Indenture relating to the transfer of Debt Securities, the replacement of temporary or mutilated, lost or stolen Debt Securities and the place we maintain for payments on the Debt Securities) or to be discharged from our obligations with respect to the Debt Securities of such series under certain covenants.

     Notwithstanding the deposit of funds and/or United States government obligations described above, in order to effect defeasance or covenant defeasance, the Indenture requires us to deliver to the trustee an opinion of counsel that the contemplated defeasance or covenant defeasance will not cause the holders of Debt Securities of the relevant series to recognize income, gain or loss for Federal income tax purposes.

MODIFICATION AND WAIVER

     Under the Indenture, Ambac and the trustee may supplement the Indenture for certain purposes which would not materially adversely affect the interests of the holders of Debt Securities of a series without the consent of those holders. Ambac and the trustee may also modify the Indenture or any supplemental indenture in a manner that affects the interests or rights of the holders of Debt Securities with the consent of the holders of at least a majority in principal amount of the outstanding Debt Securities of all affected series (voting together as one class). However, any modification which would (i) change the maturity or reduce the principal amount of any Debt Securities, reduce their interest rate or extend the time of interest payments, reduce any amount payable upon redemption of such Debt Securities or impair or affect the right of any holder of Debt Securities to institute suit for payments on the Debt Securities or (ii) make certain changes to the requirements for modification of the Indenture or any supplemental indenture, requires the consent of each holder of Debt Securities that would be affected by the modification. In addition, no supplemental indenture may directly or indirectly modify the Indenture in any manner which might alter the subordination of outstanding Subordinated Debt Securities.

     The Indenture permits the holders of at least a majority in aggregate principal amount of the outstanding Debt Securities of all series (voting together as one class) to waive our compliance with certain covenants contained in the Indenture.

PAYMENT AND PAYING AGENTS

     We will make payment of principal of, premium (if any) and interest on Debt Securities at the place we designate. We may, at our option, make payments of interest by check mailed to the address of the person entitled to receive such interest payment according to the register for the Debt Securities or by transfer to an account of such person. Interest payments will be made to the person in whose name a Debt Security is registered as of a certain number of days prior to the relevant payment date. Although we may designate additional paying agents or remove paying agents, we will at all times maintain a paying agent in each place we designate for payment.

     If the Debt Securities are represented by global certificates, payments on them will be made to DTC (as defined in the next paragraph).

DENOMINATIONS, REGISTRATIONS AND TRANSFER

     Unless we tell you otherwise in an accompanying prospectus supplement, Debt Securities will be represented by one or more global certificates registered in the name of a nominee for The Depository Trust Company ("DTC"). In such case, each holder's beneficial interest in the global securities will be shown on the records of DTC and transfers of beneficial interests will only be effected through DTC's records.

     A holder of Debt Securities may only exchange a beneficial interest in a global security for certificated securities registered in the holder's name if:

     - DTC notifies us that it is unwilling or unable to continue serving as the depositary for the relevant global securities or DTC ceases to maintain certain qualifications under the Securities Exchange Act and no successor depositary has been appointed for 90 days;

     - We determine, in our sole discretion, that the global security shall be exchangeable; or

     - an Event of Default has occurred and is continuing.

     If Debt Securities are issued in certificated form, they will only be issued in the minimum denomination specified in the accompanying prospectus supplement and integral multiples of such denomination. Transfers and exchanges of such Debt Securities will only be permitted in such minimum denomination. Transfers of Debt Securities in certificated form may be registered at the trustee's corporate office or at the offices of any paying agent or trustee appointed by Ambac under the Indenture. Exchanges of Debt Securities for an equal aggregate principal amount of Debt Securities in different denominations may be also be made at such locations.

GOVERNING LAW

     The Indenture and Debt Securities will be governed by the laws of New York.

OUR RELATIONSHIP WITH THE TRUSTEE

     The trustee under the Indenture, The Chase Manhattan Bank, occasionally acts as trustee in connection with obligations insured by Ambac Assurance. We also have other business dealings with The Chase Manhattan Bank and its affiliates in its capacity as a commercial bank.

                              PLAN OF DISTRIBUTION

     We may sell Debt Securities (a) through underwriters or dealers; (b) directly to one or more purchasers; or (c) through agents. The relevant prospectus supplement will include the names of underwriters, dealers or agents retained. The prospectus supplement also will include the purchase price or prices of the Debt Securities, our proceeds from the sale, any underwriting discounts or commissions and other items constituting underwriters' compensation.

     The underwriters will acquire the Debt Securities for their own account. They may resell the Debt Securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to certain conditions. The underwriters will be obligated to purchase all the securities offered if they purchase any securities. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

     Underwriters, dealers, and agents that participate in the distribution of the Debt Securities may be underwriters as defined in the Securities Act of 1933 ("Securities Act"), and any discounts or commissions received by them from Ambac and any profit on the resale of the Debt Securities by them may be treated as underwriting discounts and commissions under the Securities Act.

     We may have agreements with the underwriters, dealers, and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make.

     Any underwriter may engage in over-allotment, stabilizing transactions, short covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act. Over-allotment involves sales in excess of the offering size, which creates a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short covering transactions involve purchases of the securities in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. If commenced, the underwriters may discontinue those activities at any time.

     Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of their businesses.

                                 LEGAL OPINIONS

     Richard B. Gross, who is Ambac's General Counsel, will issue an opinion about the legality of the Debt Securities. Underwriters and agents may have their own counsel.

                                    EXPERTS

     The consolidated financial statements of Ambac Financial Group, Inc. as of December 31, 1996 and 1995, and for each of the years in the three-year period ended December 31, 1996 have been incorporated herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. To the extent that KPMG Peat Marwick LLP audits and reports on financial statements of Ambac Financial Group, Inc. issued at future dates, and consents to the use of their report thereon, such financial statements also will be incorporated by reference in the registration statement in reliance upon their report and said authority.

======================================================

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS. NEITHER AMBAC NOR ANY UNDERWRITER HAS AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. NEITHER AMBAC NOR ANY UNDERWRITER IS MAKING AN OFFER TO SELL THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

     YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT COVER OF THIS PROSPECTUS SUPPLEMENT.

                            ------------------------

                               TABLE OF CONTENTS

           PROSPECTUS SUPPLEMENT
                                        PAGE
Ambac Financial Group, Inc. ..........  S-3
Recent Developments...................  S-3
Ratings...............................  S-4
Capitalization........................  S-5
Selected Consolidated Financial and
  Statistical Data....................  S-6
Description of the Debentures.........  S-7
Underwriting..........................  S-11
Legal Matters.........................  S-12

PROSPECTUS
Where You Can Find Available
  Information.........................  3
Ambac Financial Group, Inc. ..........  5
Use of Proceeds.......................  5
Ratio of Earnings to Fixed Charges....  6
Description of the Debt Securities....  7
Plan of Distribution..................  13
Legal Opinions........................  13
Experts...............................  13

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                                  $200,000,000

                                AMBAC FINANCIAL
                                  GROUP, INC.

                      7.08% DEBENTURES DUE MARCH 31, 2098

                                  [AMBAC LOGO]
                            ------------------------

                             PROSPECTUS SUPPLEMENT
                            ------------------------
                              MERRILL LYNCH & CO.
                              GOLDMAN, SACHS & CO.
                            PAINEWEBBER INCORPORATED
                       PRUDENTIAL SECURITIES INCORPORATED
                              SALOMON SMITH BARNEY
                                 APRIL 1, 1998
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